SECURITIES A 03002857 SION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART 111

SEC FILE NUMBER 8- 16632

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **JANUARY 01, 2002** AND ENDING **DECEMBER 31, 2002**
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

SEC MAIL PROCESSING RECEIVED JAN 30 2003 WASH. D.C. 165 SECTION

NAME OF BROKER-DEALER: **Donshire Planning Corporation**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**3757 Mahlon Brower Drive**
**(No. And Street)**

| **Oceanside** | **New York** | **11572** |
| --- | --- | --- |
| **(City)** | **(State)** | **(Zip Code)** |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Donald Woldfeld** **(516) 766-8523**
**(Area Code - Telephone No.)**

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

**Langenthal, Meyrowitz & Company LLP**
**Certified Public Accountants**
**One Linden Place, Ste. 411**
**Great Neck, NY 11021**

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED FEB 13 2003 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountants must be supported by a statement of facts and circumstances relied on as the basis for exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, **Donald Woldfeld**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Donshire Planning Corporation** as of **December 31, 2002** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______________________________

______________________________

______________________________

**Signature**

**Title**

**Notary Public**

JOANNE MALONE
NOTARY PUBLIC, State of New York
No. 41-4914072
Qualified in Queens County
Commission Expires 12-7-05

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a5(e)(3).*

# DONSHIRE PLANNING CORPORATION

## DECEMBER 31, 2002 AND 2001

LANGENTHAL, MEYROWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

DONSHIRE PLANNING CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

CONTENTS

LANGENTHAL, MEYROWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
ONE LINDEN PLACE
GREAT NECK, NEW YORK 11021

STEVEN LANGENTHAL, CPA
STANLEY MEYROWITZ, CPA
JANET LANGENTHAL, CPA

TELEPHONE
516.829.0500
FAX
516.829.0498

**Independent Auditor's Report**

To The Stockholders
Donshire Planning Corporation
3757 Mahlon Brower Drive
Oceanside, N.Y. 11572

We have audited the accompanying balance sheets of Donshire Planning Corporation as of December 31, 2002 and 2001 and the related statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Donshire Planning Corporation at December 31, 2002 and 2001, and the results of its operations, retained earnings and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Langenthal, Meyrowitz & Company, LLP

Great Neck, New York
January 16, 2003

# DONSHIRE PLANNING CORPORATION
# BALANCE SHEETS
# DECEMBER 31, 2002 and 2001

## ASSETS

| | 2002 | 2001 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash | $33,423 | $33,414 |
| Commission Due from Funds | 9,427 | 12,009 |
| Interest Receivable | 147 | 164 |
| **TOTAL ASSETS** | **$42,997** | **$45,587** |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | 2002 | 2001 |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts Payable | $7,732 | $10,141 |
| Accrued Taxes and Expenses | 0 | 205 |
| Provision for Income Taxes | 100 | 100 |
| **TOTAL CURRENT LIABILITIES** | 7,832 | 10,446 |
| **STOCKHOLDER'S EQUITY** | | |
| Common stock-$10 par value; 2,000 shares authorized, 200 shares issued and outstanding | 2,000 | 2,000 |
| Paid-in Capital | 30,000 | 30,000 |
| Retained Earnings | 3,165 | 3,141 |
| **TOTAL STOCKHOLDER'S EQUITY** | 35,165 | 35,141 |
| **TOTAL LIABILITIES and STOCKHOLDER'S EQUITY** | **$42,997** | **$45,587** |

The Accompanying Notes are an Integral Part of the Financial Statements

# DONSHIRE PLANNING CORPORATION
## STATEMENTS OF EARNINGS AND RETAINED EARNINGS
## FOR THE YEARS ENDED DECEMBER 31,2002 and 2001

| | 2002 | 2001 |
|---|---|---|
| **COMMISSION INCOME** | $64,619 | $90,949 |
| **LESS:COMMISSIONS EXPENSES** | 18,117 | 36,577 |
| **NET COMMISSION INCOME** | 46,502 | 54,372 |
| **GENERAL & ADMINISTRATIVE EXPENSES** | | |
| Automobile and entertaining expenses | 4,453 | 2,215 |
| Computer | 120 | 2,877 |
| Fees | 1,505 | 1,034 |
| Legal and accounting | 3,600 | 2,400 |
| Insurance | 0 | 1,912 |
| Officers' Salaries | 0 | 3,900 |
| Payroll taxes | 0 | 391 |
| Postage | 182 | 227 |
| Rent | 31,858 | 35,820 |
| Stationery, printing and office | 3,619 | 3,791 |
| Telephone | 2,709 | 1,630 |
| | 48,046 | 56,197 |
| **NET INCOME BEFORE OTHER INCOME** | (1,544) | (1,825) |
| **OTHER INCOME** | | |
| Interest | 1,668 | 2,049 |
| **NET INCOME BEFORE PROVISION FOR TAXES** | 124 | 224 |
| **PROVISION FOR STATE TAXES** | 100 | 100 |
| **NET INCOME FOR THE YEAR ENDING DECEMBER 31** | **24** | **124** |
| **RETAINED EARNINGS JANUARY 1** | 3,141 | 3,017 |
| **RETAINED EARNINGS DECEMBER 31** | **$3,165** | **$3,141** |

The Accompanying Notes are an Integral Part of the Financial Statements

## DONSHIRE PLANNING CORPORATION
## STATEMENTS of CASH FLOWS
## FOR THE YEARS ENDED DECEMBER 31, 2002 and 2001

| | 2002 | 2001 |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net earnings | $24 | $124 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| **CHANGES IN ASSETS AND LIABILITIES** | | |
| Decrease in Assets: | | |
| Commissions receivable | 2,582 | 4,859 |
| Interest receivable | 17 | 13 |
| (Decrease) in Liabilities: | | |
| Accounts payable | (2,409) | (4,481) |
| Payroll taxes payable | (205) | (508) |
| **Net cash provided by operating activities** | 9 | 7 |
| **Cash as of January 01** | 33,414 | 33,407 |
| **Cash as of December 31** | **$33,423** | **$33,414** |
| **Supplemental Disclosures** | | |
| Interest paid | 0 | 0 |
| Income taxes | 100 | 100 |

The Accompanying Notes are an Integral Part of the Financial Statements

**DONSHIRE PLANNING CORPORATION**
**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**FOR THE YEARS ENDED DECEMBER 31,2002 and 2001**

| | 2002 | 2001 |
|---|---|---|
| Balance - January 1 | $35,141 | $35,017 |
| Increase in Retained Earnings | 24 | 124 |
| Balance - December 31 | $35,165 | $35,141 |

The Accompanying Notes are an Integral Part of the Financial Statements

## DONSHIRE PLANNING CORPORATION
## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2002 AND 2001

**Note 1 - Nature of Operations**

The Company sells mutual funds to the general public. Its earnings are from commissions on all such activities.

**Note 2 - Significant Accounting Policies**

**Accrual Method Of Accounting**

The Companies financial statements and tax returns are prepared on the accrual method of accounting. Income is recognized when earned and expenses are recognized when incurred.

**Income Taxes**

The company elected to be taxes as a small business corporation for Federal and New York State tax purposes. Accordingly, no provision for federal taxes has been made in the financial statements. However, a provision for state income taxes have been made in the financial statements.

LANGENTHAL, MEYROWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
ONE LINDEN PLACE
GREAT NECK, NEW YORK 11021

STEVEN LANGENTHAL, CPA
STANLEY MEYROWITZ, CPA
JANET LANGENTHAL, CPA

TELEPHONE
516.829.0500
FAX
516.829.0498

## Auditor's Report on Supplementary Information

Our audits of the basic financial statements were made primarily to form an opinion on such financial statements taken as a whole. The supplementary information contained in the following page is presented for the purpose of additional analysis and, although not required for a fair presentation of financial position, results of operations, and cash flows, was subjected to the audit procedures applied in the examination of the basic financial statements. In our opinion, the supplementary information is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Langenthal, Meyrowitz & Company LLP

Great Neck, New York
January 16, 2003

# DONSHIRE PLANNING CORPORATION
# COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
# OF THE SECURITIES AND EXCHANGE COMMISSION
# DECEMBER 31, 2002 and 2001

| LINE # | | 2002 | 2001 |
|---|---|---|---|
| 1 | Stockholders Equity | $35,165 | $35,141 |
| 2 | Non-allowable assets | 0 | 0 |
| 3 | Net capital before haircuts on security positions | 35,165 | 35,141 |
| 4 | Haircuts on securities:<br>Trading and investment activities<br>Other securities | 1,336 | 1,336 |
| 5 | Net Capital | 33,829 | 33,805 |
| 6 | Aggregate Indebtedness,Total liabilities | 7,832 | 10,446 |
| 7 | Minimum Net Capital Required (6-2/3% of aggregate indebtedness) | 522 | 697 |
| 8 | Minimum Net Capital Requirement | 25,000 | 25,000 |
| 9 | Excess net capital (line 5-25000) | 8,829 | 8,805 |
| 10 | Excess Net Capital at 1,000%<br>Line 5-(10% of line 6) | 33,046 | 32,760 |
| 11 | Percentage of Aggregate Indebtedness to Net Capital Line 6-line5 | 23% | 31% |